SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of September 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On September 23, 2010, the Board of Directors of Telvent GIT, S.A. (the “Company”) accepted the resignation of Mr. Manuel Sánchez Ortega as a Director and non-executive Chairman and appointed Mr. Ignacio González Domínguez, the Company’s Chief Executive Officer and Director, as Chairman.
     Under Spanish Law, if a Director does not serve out his entire term, the Company’s Board of Directors may fill the vacancy by appointing a shareholder as a replacement Director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new Director to fill the vacancy is elected or replaced. Therefore, in accordance with Spanish Law, the Company appointed Telvent Corporation, S.L., a shareholder of the Company, as a Director and Mr. José Domínguez Abascal will act as Telvent Corporation, S.L.’s nominee.
     Mr. Abascal is the Technical General Secretary and CTO of Abengoa, responsible for its research, development and innovation activities. Prior to his appointment to his current position in May 2008, he served for four years as the General Secretary for Universities Research and Technology in the regional government of Andalusia, Spain. Additionally, Mr. Abascal served for 22 years as a Full Professor in the Structural Engineering Department of the University of Seville, Spain. During this time, he served as Vice-Rector (1990-1992) and Dean of Engineering (1993-1998). Mr. Abascal is a member of the European Academy in the Physics and Engineering Section and a member of the Real Academy of Sciences in Seville, Spain. In 2004, he received the Spanish National Award of Investigation in Engineering, Leonardo Torres Quevedo. Mr. Abascal obtained his Mechanical Engineering degree in 1975 and his Ph.D. in 1977 both at the University of Seville. He was a Research Fellow at the University of Southampton, United Kingdom while he worked on his Ph.D. thesis during 1976, and Postdoctoral Fulbright Scholar and Research Associate at the Massachusetts Institute of Technology (MIT) from 1977 to 1978.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez
	Name:	Ignacio Gonzalez
	Title:	Chief Executive Officer

     Date: September 28, 2010